FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of September 2003


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F   X    Form 40-F
                                -----            ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes        No   X
                                -----     -----


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     This Form 6-K is being filed by Korea Thrunet Co., Ltd. (the "Company") to report the following:

     The Company is currently preparing a draft plan of reorganization, which will be submitted to the Seoul District Court by October 25, 2003. Once the draft plan is filed, the court will convene the second and third meetings of interested parties for the deliberation and acceptance of the draft plan of reorganization. Once such plan is accepted by a resolution of the interested parties, the court will promptly decide whether or not to confirm such accepted plan. Once the accepted plan is confirmed by the court, the receiver will be responsible for the implementation of the confirmed plan.

     The Company had staged a public auction on August 25, 2003 to find a new major shareholder. Hanaro Telecom and Dacom had participated in the bid. However, the bidding failed due to, among other things, their low proposed acquisition fund amounts, uncertainty of their acquisition fund raising plans and the deficient acquisition abilities of the participants. The Company plans to continue its efforts to find a new major shareholder following the confirmation of the Company's reorganization plan by the court.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Korea Thrunet Co., Ltd.



Date: September 29, 2003               By:     /s/ Seok Joong Yoon
                                           -------------------------------------
                                       Name:  Seok Joong Yoon
                                       Title: Executive Vice President